Exhibit 99.1
June 24, 2022
FERGUSON PLC
Share buy back program
Ferguson plc (the "Company") announces that, in continuation of its $2 billion share repurchase program (the "Program"), it has entered into a non-discretionary arrangement with its brokers J.P. Morgan Securities PLC and J.P. Morgan Securities LLC (together, “JPMS”) commencing from June 24, 2022 and ending no later than October 10, 2022.  JPMS, an independent third party, will make trading decisions concerning the timing of the purchases of the Company's shares independently of the Company. JPMS will carry out the instruction through the acquisition by JPMS, as principal for resale to, or agent on behalf of, the Company, of ordinary shares in the Company. JPMS may undertake transactions in shares (which may include sales and hedging activities, in addition to purchases which may take place on any available trading venue or on an over the counter basis) during the period of the Program in order to manage its market exposure under the Program. Disclosure of such transactions will not be made by JPMS as a result of or as part of the Program, but JPMS will continue to make any disclosures it is otherwise legally required to make.
The maximum pecuniary amount allocated to this tranche of the Program is £375 million.  The value of shares repurchased by the Company under the Program pursuant to the various arrangements entered into with its brokers will not, in aggregate, exceed US$2,000 million.
The Company's shareholders generally authorized the Company to purchase up to a maximum of 22,186,462 of its ordinary shares at its Annual General Meeting held on December 2, 2021. Pursuant to such authority, the Company intends to continue purchasing shares under the Program. The Company anticipates that it will request a similar general authority from shareholders at its Annual General Meeting expected to be held in November/December 2022 pursuant to which (to the extent the Program has not been completed by then) purchases of shares under the Program will continue. The aggregate number of shares acquired by the Company pursuant to the Program shall not exceed the maximum number of shares which the Company is authorized to purchase pursuant to such general authorities. It is intended that any shares repurchased under the Program will be transferred into treasury.
The purpose of the Program is to reduce the capital of the Company. To the extent required, the Company may in the future use the repurchased shares to satisfy employee share awards. Any purchases of shares by the Company in relation to this tranche of the Program will be carried out on the London Stock Exchange and/or the New York Stock Exchange or on any other exchange or trading venue on which purchases are permitted under applicable law (in accordance with the terms of the arrangement entered into with JPMS) and in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase shares granted by its shareholders, the Market Abuse Regulation 596/2014 (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018) and Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

For further information please contact
Ferguson plc

Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111
Media Enquiries

John Pappas, Director of Financial Communications	Mobile:	+1 484 790 2727
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419
Rebecca Kral (Brunswick)	Tel:	+1 917 818 9002

Cautionary note regarding forward-looking statements
Certain information in this announcement is forward-looking within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to our share repurchase program and its purpose and timetable. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as “will,” “intend,” “anticipate,” or other variations or comparable terminology. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: risks associated with the relocation of our primary listing to the US and any volatility in our share price and shareholder base in connection therewith; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates; unsuccessful execution of our operational strategies; and the risks set forth in our Form 20-F filed with the Securities and Exchange Commission on September 28, 2021, under the heading “Risk Factors.” Forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.